News Release

For Immediate Release

WEST FRASER ANNOUNCES FIRST QUARTER 2023 RESULTS
VANCOUVER, B.C., April 25, 2023 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the first quarter results of 2023 ("Q1-23"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
First Quarter Highlights
•Sales of $1.627 billion and earnings of $(42) million, or $(0.52) per diluted share
•Adjusted EBITDA1 of $58 million, representing 4% of sales
•Lumber segment Adjusted EBITDA1 of $0 million
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $31 million, including $15 million of inventory write-downs
•Pulp & Paper segment Adjusted EBITDA1 of $7 million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $20 million
“In the first quarter of 2023, we faced challenging demand markets due in part to seasonal effects as well as higher mortgage rates that continued to moderate new home construction activity in the U.S. Our Lumber and North America EWP businesses were most impacted by these factors. As in the prior quarter, the product and geographic diversification of our European Engineered Wood Panels and Pulp & Paper segments provided positive EBITDA contributions that helped to offset some of the weakness in North American residential construction markets,” said Ray Ferris, West Fraser’s President & CEO.
"The West Fraser team is diligently managing through the market cycle and will continue to operate with financial discipline as we leverage our strong balance sheet to reinvest in our operations and return capital to shareholders. Importantly, our financial flexibility allows us to continue our core strategy of being a low-cost producer of wood building products while also positioning us to capitalize on opportunities as the demand environment becomes more favourable over the medium and longer term.”

1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary
First quarter sales were $1.627 billion, compared to $1.615 billion in the fourth quarter of 2022. First quarter earnings were $(42) million, or $(0.52) per diluted share, compared to $(94) million, or $(1.13) per diluted share in the fourth quarter of 2022. First quarter Adjusted EBITDA1 was $58 million compared to $70 million in the fourth quarter of 2022.

Liquidity and Capital Allocation
Cash and short-term investments decreased to $847 million at March 31, 2023 from $1.162 billion at December 31, 2022, largely owing to typical seasonal working capital build.
Capital expenditures in the first quarter were $99 million.
We paid $25 million of dividends in the first quarter, or $0.30 per share, and declared a $0.30 per share dividend payable in the second quarter of 2023.
On February 22, 2023, we renewed our normal course issuer bid (“NCIB”), allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. As of April 24, 2023, no shares have been repurchased under the bid.
As of April 24, 2023, we have repurchased for cancellation 39,741,794 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of a substantial issuer bid ("SIB") in 2021, completion of an SIB in 2022 and normal course issuer bids, equalling 73% of the shares issued in respect of the Norbord Acquisition.
Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium- and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, we expect that an aging housing stock and greater entrenchment of work-from-home flexibility will help to offset near-term headwinds and spur repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.42 million units in March 2023, with permits issued of 1.41 million units, according to the U.S. Census Bureau. While there have been near-term headwinds to new home construction, owing in large part to the recent upward reset in interest rates and the impact on housing affordability, unemployment remains relatively low in the U.S. and central bankers across North America and Europe have indicated that the current rate hiking cycle may be nearing an end. However, demand for new home construction and our wood building products may decline in the near term should the broader economy slow or interest rates remain elevated or increase further than currently expected, impacting consumer sentiment and housing affordability.
The demand for our European products is expected to remain robust over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term challenges, including relatively high and rising interest rates, ongoing geopolitical developments and inflationary pressures, are expected to cause a temporary
1.This is a specified financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

slowing of demand for our products in Europe. Despite these challenges, we are confident that we will be able to navigate through this period and capitalize on the long-term growth opportunities ahead.
Operations
We expect total lumber shipments in 2023 to be similar to 2022 levels as the transportation challenges that we faced last year are not expected to be as severe in 2023, offset by relative year-over-year softness in new home construction demand, the permanent B.C. mill curtailments announced in August 2022 and the indefinite curtailment of the Perry, Florida sawmill announced in January 2023. As such, we reiterate 2023 SPF shipments guidance of 2.6 to 2.8 billion board feet, and in the U.S. South, we reiterate 2023 SYP shipments guidance of 2.9 to 3.1 billion board feet.
In our NA EWP segment, we expect 2023 OSB shipments to be similar to 2022 levels and reiterate shipments guidance of 5.9 to 6.2 billion square feet (3/8-inch basis) this year. Our modernization capital investment in Allendale, South Carolina is nearing completion and we remain on track for a potential restart of the mill by the end of Q2-23. We anticipate a ramp-up period of up to three years to meet targeted production and as such we do not anticipate the Allendale mill contributing materially to shipments in 2023.
In our Europe EWP segment, we reiterate 2023 OSB shipments guidance of 1.0 to 1.2 billion square feet (3/8-inch basis), moderately above 2022 levels, as demand markets stabilize.
Pulp & Paper segment shipments are not expected to increase from 2022 levels this year as near-term supply and demand fundamentals are challenging. Recent demand weakness in China coupled with conversion of Russian NBSK pulp capacity to UKP has led to current oversupply conditions.
In Q1-23, we experienced a moderation of costs and improved availability for inputs across our supply chain, including resins, chemicals, transportation and energy, although labour availability remained challenging. We expect these trends to continue over the near term.
Based on our current outlook, assuming no deterioration from current market demand conditions during the year and that there is no additional lengthening of lead times for projects underway or planned, we reiterate our guidance of investing approximately $500 million to $600 million in expected capital expenditures1 in 2023.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Management Discussion & Analysis ("MD&A")
Our Q1-23 MD&A and interim consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.
Sustainability Report
West Fraser’s 2021 Sustainability Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key Environmental, Social, and Governance ("ESG") performance and includes information aligned with the Sustainable Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), the Task Force on Climate-Related Disclosures ("TCFD") and CDP (formerly the Carbon Disclosure Project).
Risks and Uncertainties

Risk and uncertainty disclosures are included in our 2022 Annual MD&A, as updated in the disclosures in our Q1-23 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.

Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q1-23 financial and operating results on Wednesday, April 26, 2022, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.
Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:
•Demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications, the impact of rising interest rates and inflationary pressures and the growing penetration of mass timber;
•Anticipated moderation of interest rates and availability constraints for transportation, raw materials and energy in the near term and continued challenges on labour availability; and
•Operation guidance, including projected shipments, inflationary cost pressures on our input costs, transportation, raw materials and energy constraints, restart of the Allendale OSB mill and projected capital expenditures.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;

•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•transportation constraints may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•continued governmental approvals and authorizations to access timber supply;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in our Q1-23 MD&A and in our 2022 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2022 Annual MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA
($ millions)

	Q1-23	Q4-22
Earnings	(42)	(94)
Finance expense (income), net	(7)	(3)
Tax provision (recovery)	(21)	(31)
Amortization	138	148
Equity-based compensation	2	6
Restructuring and impairment charges	3	47
Other expense (income)	(14)	(2)
Adjusted EBITDA	58	70

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable measure for Adjusted EBITDA by segment.

Quarterly Adjusted EBITDA by segment
($ millions)

Q1-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(48)	$(38)	$(2)	$8	$(4)	$(85)
Amortization	46	69	9	12	2	138
Equity-based compensation	—	—	—	—	2	2
Restructuring and impairment charges	1	—	1	—	—	3
Adjusted EBITDA by segment	$—	$31	$7	$20	$—	$58

Q4-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(160)	$35	$6	$3	$(14)	$(130)
Amortization	51	73	9	12	2	148
Equity-based compensation	—	—	—	—	6	6
Restructuring and impairment charges	31	—	—	15	—	47
Adjusted EBITDA by segment	$(77)	$109	$15	$30	$(6)	$70
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for 2023 based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects to reduce greenhouse gas emissions. This measure assumes no deterioration in current market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2022 Annual MD&A and Q1-23 MD&A.

For More Information
Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com